

December 30, 2010

Richard Aland, Chief Executive Officer
Accelerated Acquisitions V, Inc.
12720 Hillcrest Road, Suite 1045
Dallas, Texas 75230

> **RE:** **Accelerated Acquisitions V, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 25, 2010**
> **File No. 333-167939**

Dear Mr. Aland:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment two from our November 12, 2010 letter. Please clarify what you mean by the statement that you are "not a commodity pooling platform." In this regard, your website states that your business objective "is to provide a platform which enables state and local government buyers to cooperatively buy their 'high-ticket' capital equipment and selected commodities." And you state on page 24 that the company "intends to orchestrate and execute pools for a variety of products." Please revise page 5 and Item 11 accordingly.

2. Additionally, please revise page 5 and Item 11 to address the extent to which you are involved in establishing the underlying documentation or rules for each pool. For example, it is unclear if you provide example IFBs, purchase agreements or other documentation. It is also unclear to what extent you and the participants are involved in setting the parameters of a pool, for example, the duration or geographic limitations, or whether a pool could follow alternative bidding processes such as a Dutch auction.

Cover page

3. We note the reference to the selling shareholders' $2.00 offering price, "which was the price they paid for their shares." Please advise us of the specific transaction and parties to which you refer, including the extent to which the purchasers are related parties. We note that some selling shareholders purchased shares in March 2010, as disclosed on page 4, "for a price of $0.0001 per share." Please advise us if and why you believe the value per share increased from that amount to $2.00 per share between the time of each purchase. We may have further comment.

Summary Information

Business Overview, page 4

4. In paragraph five, please disclose the date that Messrs. Aland and Kelly gifted the shares and briefly explain the reason for doing so. Advise us of the relationships the 25 donees have with you.

5. Please clarify any relationship or affiliation between the company, its management and Demand Pooling Global Services, LLC.

6. We note disclosure on page 5 that the company will launch its Winter Motor Fuel Pool in the 4th quarter of this year. Please update this disclosure.

Risk Factors, page 9

7. We note your disclosure from page 10 that you reference your accumulated deficiency for the period from April 29, 2010 through June 30, 2010. Please revise the disclosure to reference the period through September 30, 2010.

Item 11. Information with respect to the Registrant, page 23

8. We cannot locate where you have addressed our previous comment seven from the November 12, 2010 letter and reissue that comment. We note the statements on page 23 and elsewhere indicating that you have "identified and plan to conduct pooled purchases for approximately forty capital asset and commodity products that SLGs typically and repetitively purchase." It is unclear on what basis you make such statements given the apparent fact that you do not have a license, experienced employees or a development plan for the software or other technology necessary for poolings other than the three identified on page 22. We also note "Planned Aggregation Pools" on page 24, where you reference 50 pools to be conducted in 24 months. Please revise throughout to delete or provide a basis for such statements.

9. We note your revised disclosure in the last paragraph on page 23. We also note the reference on your website to "Examples of previous pools" and the statement that "All previous pooled transactions have been for motor fuels with aggregated volumes ranging from 28 - 72 million gallons." It is unclear if you have conducted multiple pools or facilitated the purchase of 28 to 72 million gallons of motor fuel. Please revise accordingly.

10. Reference is made to the last sentence in the penultimate paragraph on page 24, "[I]nitially, management believes revenue collection may experience peaks and valleys, however, when the [C]ompany reaches a mature level of pool activity, revenue collection is expected to flow on a more even and regular basis." Please delete or provide the basis for this statement in light of the fact that management has no prior experience in this business.

Management's Discussion and Analysis of Financial Condition, page 28

11. We note on pages 28 and 31 that you refer to the interim period ended June 30, 2010. Please revise to update the references to the interim period ended September 30, 2010.

Liquidity and Capital Resources, page 31

12. We note the "Management, Business Development and related expenses" table on page 32. Please explain in a note to the table the nature of the expenses comprising the categories of Management - $2,089,000, and Business Development - $4,930,000.

13. The amount of cash on hand you reference as of September 30, 2010 does not agree to the amount presented on the balance sheets on page F-9. Please revise.

Directors and Executive Officers, page 33

14. We note your revised disclosure and response to comment 20 of our letter dated September 21, 2010. Please advise us of your basis for concluding that Messrs. Neher Aland and Kelly are not promoters. Refer to Exchange Act Rule 12b-2. In this regard, please revise the table on page 35 to identify the natural person with voting and dispositive control over the shares attributed to AVP LLC.

15. We note your revised disclosure and response to comment 6 of our letter dated November 12, 2010. Please revise to indicate the approximate amount of time per week that your executive officers contribute to you. Your revised disclosure should address whether or not they have employment agreements with you.

Notes to Financial Statements, page F-13

16. Please disclose the date through which you have evaluated subsequent events and whether that date is either the date the financial statements were issued or available to be issued. Refer to FASB ASC 855-10-50-1.

Part II

Recent Sales of Unregistered Securities

17. Your response to comment 19 from our letter dated November 12, 2010 is noted; however, it is unclear if the Form D covers the sales reported in the table on page 40, which lists 45 investors. Also, it is unclear how the June 8, 2010 date of sale in the Form D relates to the sales listed for July 2, 2010. Please revise as necessary.

Exhibits

18. Please file your draft Certificate of Amendment to your Certificate of Incorporation.

19. Please file any agreements or arrangements relating to AVP LLC's purchase of 5 million shares and its tendering of 1,979,760 of them to you.

20. We note your response to comment 21 from our November 12, 2010 letter. With a view to clarifying disclosure of regulations affecting your business, advise us what consideration you have given to (1) requirements relating to registration as an auctioneer under state laws, (2) the availability of CFTC exemptions for your commodity trading platform and (3) state and local procurement regulations. In this regard, we note the statement on your website that your "process meets or exceeds the special legal requirements for competitive procurement faced by SLGs nationwide."

Exhibit 23.2

21. The consent of your independent registered public accounting firm is dated June 30, 2010 and it does not appear updated for the Amendment No. 3 to Form S-1 filed on December 6, 2010. Please provide an updated consent of your independent registered public accounting firm in your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Steve Lo at (202) 551-3394 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Janice McGuirk at (202) 551-3395 or Jim Lopez at (202) 551-3536.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Robert L. B. Diener
       Fax: (310) 362-8887